April 8, 2009

VIA EDGAR

Michael Clampitt, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	TFS Financial Corporation

File No. 001-33390

Form 10-K for the fiscal year ended September 30, 2008

Form 10-Q for the quarter ended December 31, 2008

Schedule 14A filed January 15, 2009

Dear Mr. Clampitt:

On March 23, 2009, TFS Financial Corporation (the “Company”, or “we”, or “our”, or “us”) received a comment letter with respect to the filings referenced above (the “Filings”), dated March 13, 2009 (the “Letter”), from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”).

Our response to each comment is set forth below. For the convenience of the Staff, we have repeated each comment, followed by our response, in the order, and according to the numbers assigned in the Letter.

* * * * *

Form 10-K

Allocation of Allowance for Loan Losses, page 20

SEC Comment No. 1 – “We note the downward trend in the amount of allowance allocated to the Residential Home Today loans from 25.3% as of September 30, 2007 to 13.4% as of September 30, 2008 and then to 10.2% as of December 31, 2008. In light of the increasing amounts of delinquent loans and charge offs in this loan category during the periods presented, please tell us and revise future filings to explain the reason for this downward trend considering that the credit risk profiles of Home Today borrowers are significantly higher than those of non-Home Today borrowers.”

TFS Financial Corporation Response – Although the downward trend in the amount of the allowance allocated to Home Today loans during the identified timeframe may seem unexpected, the balance of our allowance for loan losses for each loan category continues to be determined based on the results of our recurring, detailed portfolio analysis, which is conducted quarterly. The procedures that we follow in evaluating the adequacy and appropriateness of our loan loss provision and allowance for loan losses are described in detail in the Allowance for Loan Losses section of Management’s Discussion and Analysis of Financial Condition and Results of Operations as well as in the notes to our financial statements. The analysis is continually refined as new information becomes available and actual loss experience is acquired. As our evaluations have progressed, we have determined that, primarily as a result of the existence of

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private mortgage insurance on a large portion of our Home Today portfolio, the amount of actual losses, both in terms of whole dollars as well as in percentages, for our Home Today loans has been less than the loss ratios initially used to evaluate those loans. As this experience has been reinforced over time, we have adjusted the estimated loss percentages for the Home Today portfolio and as a result, the amount of the allowance for loan losses that has been allocated to Home Today loans has declined by an immaterial amount from $6.4 million at September 30, 2007 to $5.0 million at December 31, 2008.

The changes in the percentage allocations for each loan category are impacted by changes and activities that occur in other categories of the Company’s loan portfolio. Because the Home Today loans represent such a small portion (approximately 3%) of the overall portfolio it is disproportionately impacted by changes in other categories. Specifically, large additions to the allowance for loan losses in the other, more significant, loan categories (most particularly equity loans and lines of credit) caused most of the percentage decrease in the portion of the allowance for loan losses allocated to Home Today loans.

We will revise future filings to explain the reasons for unexpected trends in the direction or magnitude of changes in our allowance categories, and we will continue to disclose that allocation of the allowance to a particular loan group does not restrict the use of the allowance to absorb losses in other loan categories.

Management’s Discussion and Analysis, page 48

SEC Comment No. 2 – “In future filings, please revise the overview, on page 48, to comply with Release No. 33-8350 including, but not limited to, the following:

•

provide a balanced, executive-level discussion that identifies the most important matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;

•

identify and provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties regarding business conditions in your markets of Ohio and Florida, on which your executives are most focused for both the short and long term; and

•	identify and provide insight into the actions you are taking to address each of these opportunities, challenges and risks.”

TFS Financial Corporation Response – In future filings, we will revise the overview to further comply with Release No. 33-8350, including by addressing the items specified in your comment.

Currently, management believes that the following matters are those most critical to our success: (1) controlling our interest rate risk exposure; (2) monitoring and limiting our credit risk; (3) maintaining access to adequate liquidity and alternative funding sources; and (4) monitoring and controlling operating expenses. We will expand the overview to include discussion of these matters and will provide expanded discussion as to material opportunities, challenges and risks at the time of such filings and how each of the foregoing will be addressed.

SEC Comment No. 3 – “In future filings, please expand your overview consistent with recent guidance from the Commission including, but not limited to, analysis of the following:

•

how the collapse of the real estate market and the economy in Florida and Ohio has affected you and how the continued deterioration may affect you given concentration of over eighty five percent of your loans in real estate;

•	how the carrying amount of your investment securities and loans may be overvalued due to dramatic decline in the market value of these assets; and
•	trends in the number and percentage of your loans that are non-performing or overdue by 30 days or more.”

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TFS Financial Corporation Response – In future filings, we will expand the overview in a manner consistent with recent guidance from the Commission including, among other matters, analysis of the items specified in your comment.

Supplementally, we advise you that our investment portfolio is comprised almost exclusively of mortgage-backed securities issued by U.S. government agencies, or U.S. government sponsored agencies and because of the direct or implied government backing, this portfolio has not experienced a significant decline in market value.

SEC Comment No. 4 – “In future filings, please revise this section to comply with Instruction 3 to Item 303 by providing discussion and analysis that “focus[es] specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.” In this regard, future filings should address the trends in the Home Today program (higher delinquencies than regular conforming loans), interest only loans, and, inversing delinquencies, defaults and additions to loan loss provisions.”

TFS Financial Corporation Response – In future filings, we will revise this section to comply with Instruction 3 to Item 303 by specifically addressing material events and uncertainties then known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.

Included as a part of our discussion, if material, will be an analysis of the trends in the Home Today program (higher delinquencies than regular conforming loans), interest only loans as well as other material components of our loan portfolio and how each is impacted by delinquencies, defaults and additions to loan loss provisions.

SEC Comment No. 5 – “In future filings, please revise fourth paragraph to provide more detail as to the composition of your loan portfolio including , but not limited to, the percentage of your loans that were originated to borrowers in Florida and the percentage to borrowers in Ohio.”

TFS Financial Corporation Response – In future filings, we will revise our disclosures in this section to provide the percentage of our first mortgage loans that were originated to borrowers in Florida and Ohio. For our equity lines of credit (some of which represent first liens, but are classified as equity lines of credit – not first mortgage loans), we will identify the origination percentages for Florida, Ohio and any other state that comprises a material portion of origination activity.

SEC Comment No. 6 – “In future filings, please revise the fifth paragraph to provide analysis of the impact of the Home Today Program including, but not limited to, the following:

•	disclose the amount and percentage of loans in your loan portfolio that are the result of the Home Today Program;
•	characterize the extent to which these loans are “alt-A” or have the characteristics of other categories of loans:
•	explain in detail how borrowers “might not qualify for such loans;” and
•	disclose the extent to which you continue and plan to continue to issue loans at the same aggregate level under this program.”

TFS Financial Corporation Response – In future filings, we will expand our disclosures in the overview section to provide a more detailed discussion and analysis of the Home Today program, including details of past and present program lending parameters and how those parameters compare with our non-Home Today lending requirements. In addition, Home Today portfolio statistics will be included in the discussion.

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Comparison of Financial Condition at September 30, 2008 and 2007, page 51

SEC Comment No. 7 – “In future filings, please explain in more detail the reasons for the drop in cash of 84 percent ($700 million) despite the loan of almost $500 million from the Federal Home Loan Bank. Please discuss the risks to your expanding borrowing from the FHLB and increasing mortgage loans in the current recession and the dramatic collapse of the real estate market particularly in Florida.”

TFS Financial Corporation Response – In future filings, we will explain in more detail material changes in cash and material changes to borrowings as well as an explanation as to how they are related. In general, the balances of cash and borrowings vary inversely and reflect the timing and success of our lending and deposit gathering activities. When the pace of our lending activity (net of repayments and sales) exceeds the pace of our deposit gathering, cash will decrease or borrowings will increase, or both, with the converse also generally true.

We will discuss the additional risk associated with increased FHLB borrowings, including the encumbrance of available collateral when assets are pledged against borrowings and the resultant reduction of an alternate wholesale liquidity source.

We will also discuss the risks (credit and interest rate) that accompany increases in the size of our mortgage loan portfolio. We believe this risk is very manageable given our strong capital position.

Finally, we will include a discussion of the then current status of the primary real estate markets in which we operate and how we are affected.

SEC Comment No. 8 – “In future filings, please provide analysis of the risks to you of your “decision” to retain more of your mortgage originations given the real estate market in Florida and Ohio. Please indicate whether your decision was based on difficulty in selling these mortgages”

TFS Financial Corporation Response – In future filings, we will provide, when applicable, additional discussion and analysis of the risks associated with our decision to retain mortgage originations in our portfolio given the deteriorating asset quality and economic conditions in Florida and Ohio. In general, these risks are related to: (1) credit, which we have historically attempted to minimize with the use of effective product design and underwriting restraint; and (2) interest rate risk, particularly the risk associated with holding long-term, fixed rate mortgages.

In addition, we will discuss the various factors that influence our decision to retain or sell mortgage loan originations (i.e. interest rate risk profile, capital requirements, favorable/unfavorable conditions in the functioning of secondary markets, funding needs, etc.).

Supplementally, we advise you that our recent retention of more of our mortgage loan originations reflected our desire to increase our investment in retail mortgage and equity loan products and was not related to any difficulty in selling the loans.

Liquidity and Capital Resources, page 61

SEC Comment No. 9 – “Please supplementally explain to us the basis for your claim, on page 61, that your loans, most of which are real estate related, “represent highly liquid assets.””

TFS Financial Corporation Response – In the referenced disclosure, our use of the description “highly liquid assets” was made in connection with the separate line in our statement of financial condition entitled, “loans held for sale.” Loans included in this category are all residential, conforming, first mortgage loans (approximately $201 million at September 30, 2008) that have either been committed for delivery under mandatory loan securitization/sale commitments with Fannie Mae or if commitments with respect to particular loans are not in place, such loans

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generally meet the requirements for delivery to Fannie Mae and were originated with the expectation that they would be securitized/sold at a future date.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 79

Allowance for Loan Losses, page 80

SEC Comment No. 10 – “We note your disclosure of your accounting policies with respect to impaired loans in the first paragraph of page 81. At the end of this paragraph you state that “[l]arge groups of smaller balance homogeneous loans such as residential mortgages and consumer loans are combined and collectively evaluated by portfolio for impairment.” As paragraph 6.a of SFAS 114 specifically scopes out large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, please tell us and clarify this policy in future filings.”

TFS Financial Corporation Response – The allowance for loan loss is comprised of two components, a general valuation allowance and a specific valuation allowance. The collective evaluation for impairment of large groups of smaller balance homogeneous loans is part of the process for determining the general valuation portion of the allowance in accordance with SFAS No. 5, Accounting for Contingencies. For loans where a specific valuation allowance is computed, such valuation is determined in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan.

In future annual filings, the sentence regarding the evaluation of large groups of smaller balance homogenous loans will be disclosed in a separate paragraph and clarified as follows: “During the year ended September 30, 2008, in response to rapidly declining home values, the Company changed the population of loans that it individually evaluated for impairment to include real estate secured loans 180 or more days past due, except equity lines of credit which it individually evaluated at 90 or more days past due. Previously, these loans were part of large groups of smaller balance homogenous loans which were collectively evaluated by portfolio for impairment. As more delinquent loans were subjected to individual evaluation, the portion of the allowance for loan losses identified as specific reserves increased. Similarly as fewer delinquent loans remained in the groups of smaller balance homogenous loans, the portion of the allowance for loan losses not identified as specific reserves decreased.” The disclosure will include a discussion of the components of the allowance for loan losses to provide more clarity.

For your reference and convenience, a draft of the portion of the Summary of Significant Accounting Policies footnote that describes the Allowance for Loan Losses, is attached to this response.

SEC Comment No. 11 – “Please tell us and revise future filings to disclose your policy for charging off uncollectible loans in accordance with paragraph 13 of SOP 01-6.”

TFS Financial Corporation Response – Please be advised that in future filings we will expand the Allowance for Loan Losses segment of the Summary of Significant Accounting Policies footnote to describe our then current charge-off procedures with respect to uncollectible loans. As of March 31, 2009, we plan to disclose that real estate secured loans are charged off when: 1) we accept less than full payment as satisfaction for a loan; 2) a foreclosure action is completed and the fair value of the collateral received is not sufficient to satisfy the loan; or 3) management concludes the costs of foreclosure exceed the potential recovery. Equity lines of credit are charged off in a manner similar to real estate loans except that management may not

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wait until a foreclosure action brought by a third party is complete before determining that the collateral is not sufficient to satisfy the loan.

For your reference and convenience, a draft of the portion of the Summary of Significant Accounting Policies footnote that describes the Allowance for Loan Losses, is attached to this response.

Supplementally, we advise you that a foreclosure action in Ohio, where a significant portion of our problem loans are located, can take 12 months, which delays the timing of the charge-off. These loans are evaluated for impairment and a specific valuation allowance is set aside to cover the probable loss, including costs to sell.

SEC Comment No. 12 – “We note your disclosure on page 16 that beginning as of June 30, 2008 you conducted an expanded loan level evaluation of equity lines of credit which are delinquent 90 days or more. We further note on page 17 that during the year ended September 30, 2008 you changed the population of loans that are individually evaluated for impairment to include real estate secured loans 180 days or more past due, except equity lines of credit which are evaluated at 90 or more days past due. Please revise your accounting policy disclosures in future filings to describe these and any other significant changes in methodology in determining your allowance for loan loss given the significant judgment involved in this process.”

TFS Financial Corporation Response – In future filings, our accounting policy disclosures will be revised to specifically reflect the expanded loan level evaluation of loans that are individually evaluated for impairment to include real estate secured loans 180 days or more past due, except equity lines of credit which are evaluated at 90 or more days past due. Additionally, any other significant changes in methodology in determining our allowance for loan losses will be disclosed.

For your reference and convenience, a draft of the portion of the Summary of Significant Accounting Policies footnote that describes the Allowance for Loan Losses, is attached to this response.

SEC Comment No. 13 – “We further note on page 88 of this Form 10-K as well as page 10 of the December 31, 2008, Form 10-Q that the amount of specific allowance for loan losses on impaired loans increased dramatically from $283 thousand at September 30, 2007 to $22.8 million at September 30, 2008, and further increased to $31.2 million at December 31, 2008. Based on the amount of your total allowance for loan losses at the end of these periods, it appears that there is a downward trend in your general allowance from September 30, 2007 to December 31, 2008, even though loan delinquencies and total loans have been increasing. In order to bridge the gap between observed changes in the quality of your loan portfolio and resulting changes in the components of your allowance for loan losses, please tell us and provide an expanded discussion of the following in your MD&A in future filings:

•

How the change in methodology in June 2008 related to the population of loans that is individually evaluated for impairment impact the determination of both the specific allowance and the general allowance in subsequent reporting periods;

•

The reasons for the decrease in general allowance in the subsequent reporting periods considering the continued deterioration in asset quality and economic conditions with respect to the geographical areas you serve.”

TFS Financial Corporation Response – In future filings, we will expand our MD&A regarding the correlation of asset quality changes related to the credit characteristics of our loan portfolio with changes in the components of our allowance for loan losses.

Specifically, we will disclose that as of June 30, 2008, in response to rapidly declining home values, we expanded our loan evaluation methodology related to equity lines of credit loans to

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include impairment evaluations for each equity line of credit loan that was 90 or more days past due. As more delinquent loans were subjected to individual evaluation, the portion of the allowance for loan losses identified as specific reserves increased, and, as a result, the loss experience factors used to evaluate the adequacy of our general loan loss reserve applicable to loans not evaluated for specific reserves decreased. As a result of these procedural changes, the portion of our allowance for loan losses identified as specific reserves increased dramatically and the remainder of the allowance, or general reserves, declined when the components of the allowance as of June 30, 2008 are compared to prior periods.

We will also discuss and disclose that the divergence of the specific and general components of the allowance has continued since June 30, 2008, when we expanded our loan evaluation methodology to include impairment evaluations for all real estate loans 180 or more days past due.

Finally, we will discuss and disclose how the effects of deteriorating asset quality and economic conditions with respect to the geographic areas that we serve (the status of each will be updated to the conditions that exist as of the reporting date), have impacted our overall allowance, both in terms of the absolute amount of the allowance as well as in terms of the percentage of our total portfolio.

Form 10-Q as of December 31, 2008

Financial Statements

Note 10 – Fair Value, page 12

Loans Held for Investment, page 13

SEC Comment No. 14 – “We note your disclosure that substantially all of the company’s impaired loans, other than those restructured in troubled debt restructurings, are evaluated based on the fair value of collateral. Given that substantially all of your loans are residential real estate or consumer loans, please tell us and revise future filings to clarify how you determined that these impaired loans were either collateral dependent or foreclosure was probable, considering the guidance in paragraph 13 of SFAS 114. If you do not believe that foreclosure is probable, please explain to us why you do not believe that fair value measurement based on present value of expected future cash flows or an observable market price would be more appropriate.”

TFS Financial Corporation Response – Substantially all of the company’s impaired loans, other than those restructured in troubled debt restructurings, are residential mortgage loans which have a delinquency status or other adverse condition severe enough to indicate that the borrower is unable to be relied upon as a continued source of repayment. It is, therefore, considered probable that the sole source of repayment for these loans is the underlying collateral.

In future filings, we will include a clarification of how we determine loans to be collateral dependent, as provided in this response.

SEC Comment No. 15 – “Given that substantially all of your impaired loans are evaluated based on the fair value of collateral, please tell us and revise future filings to clarify:

•	Whether you consider estimated costs to sell in determining the fair value of the impaired loans in accordance with paragraph 13 of SFAS 114; and
•	Whether you obtain updated appraisals of the collateral, and if not, your process for determining the fair value of the collateral.”

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TFS Financial Corporation Response – The fair value of collateral dependent loans is adjusted by estimated costs to sell in accordance with paragraph 13 of SFAS 114. As part of our review process, we obtain updated property valuations from various sources, including an Automated Valuation Model, a drive-by exterior appraisal, or a Broker Price Opinion which are used to evaluate collateral dependent loans which are individually reviewed for impairment.

In future filings, we will disclose our practice of obtaining updated property valuations and the inclusion of estimated costs to sell in establishing a fair value on collateral dependent loans.

* * * * *

Pursuant to the instructions of your Letter, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the Filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or wish to receive more information with respect to any of the matters addressed in our response, please contact me at (216) 429-5363.

Sincerely,

/s/ David S. Huffman

David S. Huffman, Chief Financial Officer

w/ Attach.

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April 8, 2009

ATTACHMENT

Pro Forma Summary of Significant Accounting Policies Footnote – Allowance for Loan Losses

Allowance for Loan Losses – The adequacy of the allowance for loan losses is evaluated periodically by management based upon the overall portfolio composition and general market conditions. While management uses the best information available to make these evaluations, future adjustments to the allowance may be necessary if economic conditions change substantially from the assumptions used in making the evaluations. Future adjustments to the allowance may also be required by regulatory examiners based on their judgments about information available to them at the time of their examination. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management believes the allowance is adequate.

A loan is considered impaired, and separately evaluated for impairment, when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest according to the contractual terms of the original loan agreement. A collateral-dependent loan is measured for impairment based on the fair value of the collateral. A loan whose terms are modified in a troubled debt restructuring is measured for impairment based on the present value of expected future cash flows at the loan’s effective interest rate. When it is determined that a loan is impaired, the Company records an allowance equal to the excess of the loan’s carrying value over the fair value of the collateral or, when applicable, the excess of the loan’s carrying value over the present value of the expected future cash flows.

During the year ended September 30, 2008, in response to rapidly declining home values, the Company changed the population of loans that it individually evaluated for impairment to include real estate secured loans 180 or more days past due, except equity lines of credit which it individually evaluated at 90 or more days past due. Such delinquent loans are evaluated for impairment in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan. Previously, these loans were part of large groups of smaller balance homogenous loans which were collectively evaluated by portfolio for impairment in accordance with SFAS No. 5, Accounting for Contingencies. As more delinquent loans were subjected to individual evaluation, the portion of the allowance for loan losses identified as specific reserves increased. Similarly as fewer delinquent loans remained in the group of smaller balance homogenous loans, the portion of the allowance for loan losses not identified as specific reserves decreased.

Loans are placed in nonaccrual status when they are contractually 90 days or more past due. Accrued interest on these past-due loans is reversed by a charge to interest income and income is subsequently recognized only to the extent cash payments are received. The loan is returned to accrual status, when, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is back to normal.

Real estate secured loans are charged off when: 1) we accept less than full payment as satisfaction for a loan; 2) a foreclosure action is completed and the fair value of the collateral received is not sufficient to satisfy the loan; or 3) management concludes the costs of foreclosure exceed the potential recovery. Equity lines of credit are charged off in a manner similar to real estate loans except that management may not wait until a foreclosure action brought by a third party is complete before determining that the collateral is not sufficient to satisfy the loan.